Exhibit 12.1

STORE Capital Corporation

Statements re Computation of Ratios

(in thousands, except ratios)

	Nine Months ended September 30,	Year ended December 31,			From Inception (May 17, 2011) Through December 31,
	2015	2014	2013	2012	2011

Earnings:
Income (loss) from continuing operations before income taxes	$59,936	$47,179	$22,473	$7,367	$(2,694)
Add: Fixed charges	59,853	68,534	39,180	11,472	1,120
Less: Interest capitalized	(596)	(575)	-	-	-

Total earnings available for fixed charges	$119,193	$115,138	$61,653	$18,839	$(1,574)

Fixed Charges:
Interest expense on indebtedness, net of amounts capitalized	$54,414	$60,813	$34,994	$9,371	$601
Amortization of deferred financing costs and other	4,843	7,146	4,186	2,101	519
Add back: Interest capitalized	596	575	-	-	-

Total fixed charges	$59,853	$68,534	$39,180	$11,472	$1,120

Ratio of earnings from continuing operations to fixed charges	2.0	1.7	1.6	1.6	(a)

Fixed charges	$59,853	$68,534	$39,180	$11,472	$1,120
Preferred stock dividends	-	14	16	15	-

Combined fixed charges and preferred stock dividends	$59,853	$68,548	$39,196	$11,487	$1,120

Ratio of earnings from continuing operations to combined fixed charges and preferred stock dividends	2.0	1.7	1.6	1.6	(a)

(a) The Company was formed on May 17, 2011. As a result, financial data is limited to the period from inception through December 31, 2011 and earnings for this period were inadequate to cover fixed charges by $2.7 million.